FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

December 1, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 1, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer appoints Keith J. Henderson, President & CEO.

Item 5.	Full Description of Material Change

The Issuer reports the appointment of Mr. Keith J. Henderson as President and Chief Executive Officer, replacing Mr. Anton J. Drescher, effective December 1, 2008.  Mr. Drescher will continue to serve as a Director of the Company.

Prior to joining Dorato Mr. Henderson has been employed as Vice President of Exploration for Cardero Resource Corporation who recently announced the sale of their Pampa de Pongo project to a Chinese corporation for US$200M.  Prior to Cardero, Mr. Henderson held various management positions with the Anglo American group most recently as Project Manager for Anglo Coal’s Canadian subsidiary.  Mr. Henderson holds a B.Sc (Hons) in Geology from Queens University Belfast and a M.Sc. degree in Geology from University College Dublin.  He is a registered professional geologist with 15 years experience, primarily in precious and base metal exploration.

Mr. Rowland Perkins will be resigning as a director of Dorato Resources Inc. effective December 1, 2008.  The Board wishes to thank Mr. Perkins for his contributions to the Company, and wish him continued success in the future.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Anton J. Drescher, President

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

December 1, 2008